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# Testament

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OVERVIEW

## OVERVIEW



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PREVIOUS ROUNDS:    **$444,850** RAISED    **678** BACKERS

*People includes all persons who have submitted subscription materials. Amount raised is an estimate that includes subscriptions, however not all such amounts have been accepted or closed, and some subscriptions may not be accepted.

1. **THE PLOT:** Testament is a modern-day retelling of the Book of Acts. It follows a small group of believers, filled with the Holy Spirit, as they journey through danger and persecution to make the truth known: that He is risen.

2. **THE PURPOSE:** This multi-season series will connect people to the stories in the Bible in a way that will excite audiences and teach time-tested truths through a modern-day lens. With this project, we hope to get people eager to dive deeper into the Bible and find the real-life tension within the text depicted in the series.

3. **THE MOVIE:** Testament began its journey originally as a feature-length film. This movie, Testament: The Parables Retold, received a lot of interest from many distributors. Eventually, Testament partnered with Angel Studios for its distribution and for the opportunity to expand Testament into a multi-season series.

4. **GLOBAL APPEAL:** Many popular films and TV shows are simply modernized classic stories such as BBC's "Sherlock" and Baz Luhrmann's "Romeo & Juliet". Testament fits into a similar category yet combines it with how the greatest story ever told turned the world upside down, embracing the epic nature of the Biblical text and translating it into a truly cinematic experience.

5. **THE EARLY CHURCH TODAY:** We believe the Testament series will connect modern audiences with the power and impact the Early Church had on the world in their time, empowered by the Holy Spirit and the testament they carried.

## What is *Testament*?


"These who have
turned the world upside down
have come here too."
Acts 17:6

***Testament* is to be a multi-season show retelling the Book of Acts account but set in a world that looks very much like our own today.**

Starting in Acts 2 on the Day of Pentecost, *Testament* will follow the journeys of Peter, Stephen, Mary Magdalene, John, Gamaliel, Saul of Tarsus and many more.

The Early Church movement was accused of *turning the world upside down*, both politically and socially; giving voice to the ignored and hope to the oppressed. Many of these issues are being wrestled with today and we believe the Church still has a role to play; this series will remind viewers of the ground-shaking movement Christians are called to be a part of.

Bible stories are full of excitement, danger, and hope, but sometimes people can find the text hard to engage with or historical adaptations difficult to relate to. By setting *Testament* in the modern day, we hope to connect audiences to the Bible in a way that's fresh and highly applicable.

**And that's exactly what it's doing already! How do we know? Because *Testament* didn't begin its journey as a series...**

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## The Original Movie


TESTAMENT
THE PARABLES RETOLD
OUT NOW

***Testament* began as a feature film, now called *Testament: The Parables Retold.***

The film garnered a lot of interest from many distributors but we decided to partner with Angel Studios as our distributor for the global reach they have, and for the opportunity to develop *Testament* into the upcoming multi-season show.

The movie is **out now** and can be viewed in various places, including the Angel Studios app and site.

*CLICK HERE TO WATCH THE FULL MOVIE NOW*

## What People Are Saying


I have watched it twice already. Fantastic movie. Love the cliff hanger ending...
This show is a must-watch; not only is it Spirit infused, but the series will have as much impact as the Chosen...


I absolutely loved it! So refreshing to watch a faith-based, biblical narrative that is so well made and intentional. .
I am cryyiiinggggg... so good!! Thank you. Very relatable and beautifully done. looking forward to seeing more!!!!!
Wow, I'm speechless now. Truly inspiring, uplifting, outstandingly brilliant and all other adjectives anyone can come up with, is what I have to say about it.
"This is absolutely beautiful and soul inspiring! No one can watch this and not be changed by the Living Word of God."
These are opinions of those that watched the feature film


LONDON PREMIERE
REACTIONS
Watch on YouTube

## Our Vision


Literary Adaptations
$2.95 B Lord of the Rings
$27.6 B Marvel Cinematic Universe
$560 M Narnia
$524 M Sherlock
$147 M Romeo + Juliet
TESTAMENT
Biblical Dramas
$166 M The Chosen
$218 M Prince of Egypt
$612 M Passion of the Christ
$600 M Joseph and the Amazing Technicolor Dreamcoat
Experience the cinematic epic story of the Bible like NEVER BEFORE

**Success in other projects does not guarantee success in Testament*

With *Testament*, we want people to be excited to open their Bibles are read the accounts we are retelling. We also hope to raise awareness of real persecuted church communities around the world. While billions of people world-wide identify as Christians, religious freedom and religious persecution are still very prevalent issues. Through the disciples' stories, we hope to highlight the extraordinary circumstances these courageous followers of Christ found themselves in.

This series presents themes of love, joy, peace, patience, kindness, generosity, faithfulness, gentleness, self-control, better known as the fruits of the spirit.

As these characters and stories come to life, we believe this project will showcase God's light and empower others to do the same.


Love your
enemies, and pray


for them that
persecute you.
Matthew 5:44


As Christians,
we're not only a part of the story,
we're a part of the telling.
PAUL SYRSTAD
Creator/Director of Testament

## The Challenge

By setting the Book of Acts in an alternate modern day, we're hoping *Testament* will appeal to many; but especially Millennial and Gen-Z Christians. These younger generations are hungry for compelling, impactful stories, and they are very open to exploring their faith in every direction possible. This show will meet this target audience exactly where they're at: desiring a connection to the true stories of the Bible in a way that feels real and applicable.

This project will positively portray how the outworking of our spiritual faith can benefit others in the world today. The Good News of Jesus changed the world over 2000 years ago and continues to do the same today. *Testament* will remind audiences that the Church still has a role to play in the world and a commission to fulfill.

*Testament* will journey with Christians at all stages of their walk; those who are struggling, thriving, or even just beginning. Therefore, we anticipate that many Christian young adults, parents, friends, and colleagues will enjoy this portrayal of Bible stories, no matter their age.


Bible stories are full of excitement, danger, and hope, but sometimes people can find the text hard to engage with or historical accounts difficult to relate to.
By setting TESTAMENT in a more familiar world, we hope to connect audiences to the Bible in a way that's fresh and highly applicable.



## Paul Syrstad

*Director and Creator*

Founder of Roarlight, a UK faith-based production company, Paul directed and helmed *The Parables Retold* series of short films for which he was nominated on several occasions for Best Director at the International Christian Film Festival, as well as writing and directing the *Testament* feature film. Paul originally trained to be an actor at the Royal Central School of Speech and Drama before he felt the call from God to step out from in front of the camera to behind it.



## Faith Syrstad

*Writer*

As well as an accomplished award-winning actor on stage and screen, Faith has written award-nominated theatre plays and TV pilots as well as writing the adaptation of "The Rich Fool" in The Parables Retold series. She is also currently working with Executive Producers from the BBC on her original TV series.



## Kenneth Omole

*Actor and Writer*

Kenneth worked as much behind the cameras of *Testament* as he did in front of them as his portrayal of John Mark. Other than being an award-nominated actor, Kenneth is also a skilled writer of spoken word poetry which has been featured on UK National Television and written multiple screenplays.



## Andy Toovey

*Director of Photography*

Having worked as a DoP for over ten years in the industry, Andy has honed his craft to a beautifully cinematic style of working and has worked on countless award-winning projects. In 2016 Andy worked with the Bible Society to produce his short film after winning "The Pitch" competition.



## Ed Watkins

*Composer*

A skilled music programmer, Ed is also an accomplished composer having done the music, orchestration, and arrangements for many high-end feature films, documentaries and video games.

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## Previous Works


The production company, **roar***light*, was founded by Paul Syrstad in 2017 with the purpose of producing films and TV shows that would "roar the light of Christ" on and off the screen.

This small company began work on retelling some of Jesus' most famous parables in modern-day settings and called the series of short films "The Parables Retold". These short films have not only gone on to win awards in various international film festivals but also were woven together into a larger storyline to create the feature film *Testament: The Parables Retold*.

the feature film Testament: The Parables Retold.

## Angel Studios Model

Angel Studios is the distributor of the phenomenal series *The Chosen*. In 2021 alone, *The Chosen* earned more than $100 million in revenue*, which is extraordinary for a faith series, and even more incredible when one considers the ground-breaking "pay-it-forward" model pioneered by Angel Studios.


ANGEL
Stories that amplify light
ANGEL
TESTAMENT
The Riot and

Right now, we're gauging interest to sell equity in the *Testament* project. That means if the movie succeeds in earning enough revenue, our investors could earn a share of the profits*.


OTHER CROWDFUNDING MODELS
I'M A BACKER
ANGEL FUNDING
SHOW
FANS ARE OWNERS

*There is no guarantee of any return. The success of other projects does not guarantee the success of this project. Revenue generated by Angel Studios does not indicate profits earned by Testament Pictures, LLC or its investors.







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